Exhibit 99.1

SouFun Announces Termination of the Strategic Cooperation Agreements with Century 21 China

BEIJING, Dec. 9, 2014 /PRNewswire/ -- SouFun Holdings Limited (NYSE: SFUN, “SouFun” or the “Company”), the leading real estate Internet platform in China, today announced that the strategic cooperation agreements which the Company previously entered into with IFM Investments Limited (NYSE: CTC) (“Century 21 China”) and certain other parties on October 7, 2014 have been terminated in accordance with their terms. Under the agreements, a condition to the Company’s obligations to consummate the transactions contemplated in the agreements was that Century 21 China should have obtained all third party consent within 60 days after the date of the agreements. As a third party consent was not obtained within the 60-day period, the Company decided to terminate the agreements.

About SouFun

SouFun operates the leading real estate Internet portal in China in terms of the number of page views and visitors to its websites in 2014. Through our websites, we provide marketing, e-commerce, listing and other value-added services for China’s real estate and home furnishing and improvement sectors. Our user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home-related sectors in China. SouFun currently maintains about 100 offices to focus on local market needs and its website and database contains real estate related content covering more than 370 cities in China. For more information about SouFun, please visit http://ir.fang.com.

Safe Harbor Statement

The Company cautions its shareholders and others considering trading its securities that there can be no assurance that these strategic cooperation agreements will be approved or the share subscription transactions will be consummated. This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For investor and media inquiries, please contact:

Dr. Hua Lei

Deputy CFO

SouFun Holdings Limited

Phone: +86-10-5631-8661

Email: leihua@soufun.com